Exhibit 99.77

June 30, 2017

Lithium Americas Appoints Independent Director

Vancouver, Canada: Lithium Americas Corp. (“Lithium Americas” or the “Company”) (TSX: LAC) (OTCQX: LACDF) is pleased to announce the appointment of Gary Cohn as an independent director.

Prior to his recent consulting work on corporate development matters, Gary had a lengthy career with Magna International Inc. which began in 1989. His roles with Magna included overseeing the mergers and acquisitions function, serving as in-house legal counsel and acting as corporate secretary. During his career, he also practiced corporate and securities law with two large national law firms in Canada. He was a member of the Board of Directors of the former Lithium Americas Corp. from 2014 until its merger with the Company.

He holds a Bachelor of Mathematics degree from the University of Waterloo, a Master of Business Administration degree from York University, and a Juris Doctor degree from the Osgoode Hall Law School.

George Ireland, Chairman of the Board of Lithium Americas, said: “We are very pleased to welcome Gary to the Company. He brings decades of public company, corporate compliance and corporate development experience to our Board.”

About Lithium Americas

Lithium Americas, together with SQM, is developing the Cauchari-Olaroz lithium project, located in Jujuy, Argentina, through its 50% interest in Minera Exar. In addition, Lithium Americas owns 100% of the Lithium Nevada project (formerly the Kings Valley project), and RheoMinerals Inc., a supplier of rheology modifiers for oil-based drilling fluids, coatings, and specialty chemicals.

For further information contact:

Lithium Americas Corp.

Investor Relations

Suite 1100 – 355 Burrard Street

Vancouver, BC, V6C 2G8

Telephone: 778-656-5820

Email: ir@lithiumamericas.com

Website: www.lithiumamericas.com